EXHIBIT 99.2

Kidoz Inc.

and subsidiaries

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026

(Expressed on United States Dollars, unless otherwise noted)

Pacific Centre

Suite 1500

701 West Georgia Street

Vancouver, British Columbia

V7Y 1C6

Canada

Tel : +1 888-374-2163

www.kidoz.net

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

TABLE OF CONTENTS

BACKGROUND	1
FORWARD LOOKING STATEMENTS	1
OVERVIEW	2
INCORPORATION AND NATURE OF OPERATIONS	3
BUSINESS OVERVIEW	4
OPERATIONS	6
HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2026	7
SUMMARY CONSOLIDATED FINANCIAL INFORMATION	8
DISCUSSION OF OPERATIONS AND OPERATIONAL HIGHLIGHTS	9
SUMMARY OF QUARTERLY RESULTS	12
LIQUIDITY AND CAPITAL RESOURCES	13
SHARE CAPITAL	13
OFF BALANCE SHEET ARRANGEMENTS	14
COMMITMENTS	14
RELATED PARTY TRANSCATIONS	15
ACCOUNTING POLICY CHANGES, CRITICAL ESTIMATES, JUDGMENTS AND ASSUMPTIONS	15
NEW ACCOUNTING PRONOUCEMENTS AND CHANGES IN ACCOUNTING POLICIES	16
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	17
RISKS AND UNCERTAINTIES	18
ADDITIONAL INFORMATION	22

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Kidoz Inc. and its subsidiaries (the “Company”) constitutes management’s review of the financial condition and results of operations for the three months ended June 30, 2026 and 2025. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the quarter ended June 30, 2026 and 2025, prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

This MD&A takes into account all material events that took place up until August 26, 2026, the date on which the Company’s Board of Directors approved this MD&A. Unless otherwise noted, all figures are in U.S. dollars, the presentation and functional currency of the Company. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the quarter ended June 30, 2026, are not necessarily indicative of the results that may be expected for any future period.

The Condensed unaudited Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Additional information regarding the Company is available on SEDAR+ at www.sedarplus.com and on the Company’s website at www.kidoz.net.

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the “U.S. Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and “forward-looking information” under Canadian securities laws (collectively referred to herein as “forward-looking statements”). All documents incorporated herein by reference, as well as statements made in press releases and oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to future events or the Company’s future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Readers should consider statements that include the terms “believe,” “belief,” “expect,” “plan,” “anticipate,” “intend” or the like to be uncertain and forward-looking. In addition, all statements, trends, analyses and other information contained in this report relative to trends in net sales, gross margin, anticipated expense levels and liquidity and capital resources, constitute forward-looking statements. Particular attention should be paid to the facts of our limited operating history, the unpredictability of our future revenues, our need for and the availability of capital resources, the evolving nature of our business model, and the risks associated with systems development, management of growth and business expansion. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. All cautionary statements made herein should be read as being applicable to all forward-looking statements wherever they appear. The forward-looking statements contained in this MD&A are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. These forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond our control, which could cause actual results to differ materially from this forecast or anticipated in such forward-looking statements.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

OVERVIEW

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) Kidoz Inc. is a mobile advertising platform delivering high-attention in-app experiences for brands through deeply integrated technology infrastructure, without reliance on personal data tracking. Built to meet the strictest global compliance standards in children’s digital environments, where compliance and safety requirements are highest, the Company has a strong position in compliant advertising to kids and teens and is Google certified and Apple approved.

Kidoz is trusted by leading global brands to engage customers in safe, regulated mobile applications and games. The Company is increasingly competing for brand advertising budgets traditionally allocated to social and video platforms, as advertisers increasingly allocate budget toward mobile-first environments such as gaming.

At the core of the Company’s solution is the Kidoz Safe Ad Platform and Software Development Kit (“SDK”), integrated into thousands of applications worldwide. The platform combines contextual targeting and real-time signals to deliver interactive advertising experiences aligned with content, environment, and user context. The Company’s technology enables the delivery of purpose-built advertising experiences at defined moments within mobile applications and games. These experiences are designed to engage users at high-attention points and support measurable outcomes without reliance on personal data tracking. Mobile gaming environments represent a key channel, offering high-attention, brand-safe environments that are increasingly recognized as effective engagement media.

The Company’s vertically integrated technology stack and direct publisher integrations provide control over supply, pricing, and ad experience, differentiating it from intermediary-like advertising platforms

The Company’s core business in kids and teens compliant advertising continues to benefit from structural market trends, including increasing regulatory requirements, platform-level restrictions on data usage, and growing advertiser demand for compliant environments. Digital advertising directed toward younger audiences and family-safe ecosystems continues to expand.

The Company is also expanding beyond its core audience through Prado, its wholly owned division, which enables brands to reach broader demographic groups using the same contextual, privacy-based framework. Prado delivers campaigns through curated environments and purpose-built ad experiences aligned with content and user context. Prado has shown encouraging growth, and current go-to-market efforts are focused on consumer products and services.

References in this document to “the Company,” “we,” “us,” and “our” refer to Kidoz Inc.

The Company’s executive offices are located at Pacific Centre, Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada. Our telephone number is (888) 374-2163.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

INCORPORATION AND NATURE OF OPERATIONS

Incorporation

Our common shares are currently quoted on the TSX Venture Exchange in Canada under the symbol “KDOZ”. We have not been subject to any bankruptcy, receivership or other similar proceedings.

Effective January 1, 2023, Kidoz Inc. continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”).

The Company was originally incorporated in the State of Florida on January 12, 1987.

On January 22, 2015, Bingo.com, Ltd., the name of the Company at that time, filed Articles of Amendment with the Anguilla Registrar of Companies changing its name to “Shoal Games Ltd.”. Effective at the open of markets on January 27, 2015, the Common Shares commenced trading under the new trading symbol “SGLDF” on the OTC-QB.

On June 29, 2015, the Company filed a TSX Venture Exchange Listing Application for the TSX Venture Exchange listing and commenced trading on July 2, 2015, under the symbol “SGW”.

On April 4, 2019, Shoal Games Ltd. filed Articles of Amendment with the Anguilla Registrar of Companies changing its name to “Kidoz Inc.”. Effective at the open of markets on April 9, 2019, the Common Shares commenced trading under the new trading symbol “KIDZ” on the TSX Venture Exchange. During the year ended December 31, 2025, the Company changed its trading symbol from “KIDZ” to “KDOZ” on the TSX Venture Exchange. This change strengthens the Company’s brand consistency across markets for the Company’s stock, in both Canada and the United States.

Effective June 9, 2025, the Company commenced trading on the OTCQB Venture Market under the symbol “KDOZF”. The Company’s common shares will continue to trade on the TSX Venture Exchange (the “TSXV”) under the symbol “KDOZ”.

Effective January 1, 2023, Kidoz Inc. continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”).

For the quarter ended June 30, 2026, we conducted our business through the Canadian incorporated entity and through our wholly-owned subsidiaries Kidoz Ltd. (“Kidoz Ltd.”), Shoal Media (Canada) Inc. (“Shoal Media Canada”), Shoal Media Inc. (“Shoal Media”), Prado Media Ltd. (“Prado Media”), and Shoal Media UK Ltd. (“Shoal Media UK”).

Shoal Media Canada was incorporated under the laws of British Columbia, Canada, on February 10, 1998, as 559262 B.C. Ltd. and changed its name to Bingo.com (Canada) Enterprises Inc. on February 11, 1999. It subsequently changed its name to English Bay Office Management Limited on September 8, 2003. Effective March 11, 2016, it changed its name to Shoal Media (Canada) Inc.

On January 1, 2013, 100% of the share capital of Shoal Media Inc., an Anguillian Company was acquired.

On October 25, 2016, Rooplay Media Ltd., was incorporated under the laws of British Columbia, Canada. During the year ended December 31, 2022, Rooplay Media Ltd. was renamed Prado Media Ltd.

On March 27, 2017, Shoal Media UK Ltd. was incorporated under the laws of England and Wales.

On July 12, 2017, Rooplay Media Kenya Limited was incorporated under the laws of Kenya. During the year ended December 31, 2024, Rooplay Media Kenya Limited was discontinued and struck off.

On March 4, 2019, the Company completed the acquisition of all of the issued and outstanding equity securities of Kidoz Ltd. (“Kidoz”) (www.kidoz.net), a privately held Israeli company.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

BUSINESS OVERVIEW

Kidoz Inc. operates within a rapidly evolving digital advertising landscape, where increasing privacy regulation and the decline of user-level targeting are accelerating a shift toward contextual and high-attention media environments. Mobile gaming environments are emerging as an alternative channel for brand customer engagement, offering high levels of customer attention compared to passive social and video consumption.

At the core of Kidoz’s business is its proprietary Safe Ad Platform and SDK, seamlessly integrated into thousands of top-rated mobile apps. Kidoz delivers high-performance campaigns that comply with COPPA, GDPR-K, and other global privacy frameworks, without reliance on personal data tracking. Our advanced contextual targeting technology ensures brand messages are relevant, engaging, and delivered within a secure, brand-safe environment.

Prado represents the Company’s expansion into the broader all-ages digital advertising market, opening access to scaled programmatic demand, direct managed campaigns, and strategic partnerships across premium mobile environments. Prado offers advertisers a comprehensive and direct solution through its SSP, DSP, and Ad Exchange wholly owned technology, enabling high-efficiency media at scale buying across thousands of premium apps while maintaining Kidoz’s commitment to safety and quality.

With mobile usage continuing to outpace other digital channels, and as brands allocate media budgets from traditional platforms to mobile environments, Kidoz is well-positioned for continued growth. Our direct connections with publishers, supply path optimization, and human-curated ad placements differentiate Kidoz in an increasingly automated, yet regulation-heavy, market.

As a trusted partner for some of the world’s most respected brands, Kidoz continues to invest in its technology, compliance infrastructure, and global footprint, driving long-term value for advertisers, publishers, and shareholders alike.

Product Strategy

Kidoz builds and maintains the Kidoz Safe Ad Platform, the Kidoz SDK, Kite IQ and the Kidoz Privacy Shield, enabling app developers and global advertisers to reach children and families in a compliant and brand-safe way. The Kidoz SDK remains the core of our proprietary advertising technology. Direct SDK integration with publishers provides the Company with controlled, high-quality supply, a key differentiator versus open programmatic ecosystems. Our systems are fully compliant with COPPA, GDPR-K, and additional child privacy regulations worldwide, maintaining the highest required safety standards in the under 13 years of age industry.

During the year ended December 31, 2025 and continuing into the first half of fiscal 2026, Kidoz made a strategic increase in R&D spending to accelerate the enhancement of our systems and fully integrate advanced AI-driven capabilities (Kite IQ). These investments are designed to strengthen our competitive advantage, improve operational efficiency, and expand the scope of our platform offerings. Kidoz made continuous investments in its proprietary systems, further optimizing supply paths and enhancing performance through advanced integrations with IAB specifications for real-time bidding, header bidding, and server-to-server direct connections. These improvements not only support the kids’ marketplace but also broaden our reach across the entire digital advertising landscape.

Our managed programmatic solution, combined with direct connections to premium apps and programmatic demand sources, continues to be a key differentiator. Agency partners are increasingly utilizing our solutions to access high-quality mobile inventory at scale, benefiting from our enhanced efficiency, superior performance, and unwavering commitment to brand safety.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

During 2025 and continuing into the first quarter of fiscal 2026, Prado (www.prado.co), our division for audiences over 13 years of age, has experienced increasing demand as a high-performance mobile SSP, DSP, and Ad Exchange. Prado’s programmatic capabilities now power large-scale campaigns across thousands of apps, simplifying digital advertising for agencies and brands targeting all ages. Kidoz engineers have ensured complete separation between Prado and our kid-safe platform, preserving the integrity of our child protection systems while enabling Kidoz to enter the broader, significantly larger digital ad market. Prado’s growth, alongside Kidoz’s internal safeguards, ensures that no inappropriate content ever reaches young audiences.

Marketing & Distribution Strategy

In 2025 and continuing into the first half of fiscal 2026, Kidoz strengthened its position as the trusted partner for leading global app publishers seeking compliant and high-performance monetization solutions, building a strong pipeline for the coming quarters and years. Our SDK has become an essential component for many of the world’s largest and most respected developers, who have integrated our technology into their platforms to ensure safe and effective advertising experiences for their users.

A key part of our strategy is an ongoing investment in compliance education and support for our partners. As regulations continue to evolve, Kidoz is proactively working with publishers to help them stay ahead of the curve. By aligning with Kidoz, developers gain not only access to premium demand and higher yields but also the reassurance that they are meeting the highest global privacy and safety standards.

This trusted reputation, combined with our focus on fostering direct relationships with top-tier publishers, has expanded our distribution footprint and further expanded Kidoz’s presence in the kids and all ages digital advertising ecosystem.

Sales & Pricing Strategy

Kidoz’s global agency partnership model continues to deliver success. In 2025 and continuing into the first half of fiscal 2026, Kidoz launched campaigns in 60 countries, reflecting the scalability and appeal of our solutions. Our strategy of recruiting top-tier international sales houses has been instrumental in building a reliable network of partners who recognize the value of Kidoz’s premium inventory. These partnerships have resulted in repeat campaigns and expanded allocations from major brands that increasingly shift larger portions of their media budgets to Kidoz.

As more brands experience our superior performance and efficiency, they deepen their investments with us. Our programmatic capabilities, in both Kidoz and Prado, open new opportunities for brands targeting parents and teens in addition to children, further diversifying our revenue streams and supporting our position in the digital advertising space.

Growth Strategy

Kidoz’s growth strategy is built on three core revenue engines: programmatic marketplaces, partner channels, and direct premium brand relationships, capitalizing on growing budget shifts toward contextual intelligence over identity-based tracking.

The Company’s programmatic business provides a foundation of scalable and stable recurring demand across both Kidoz and Prado networks. Through its proprietary infrastructure, including the Kidoz SDK and Kidoz Connect, the Company maintains direct integrations with publishers and demand partners, enabling efficient monetization of high-quality mobile inventory. These capabilities are further enhanced by Kite IQ, the Company’s contextual intelligence engine, which optimizes targeting, pricing, and delivery when user-level data is not available.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

Complementing this, Kidoz is expanding its premium brand partnerships, working directly with leading global brands to deliver high-impact campaigns within mobile gaming environments. These campaigns leverage the Company’s controlled supply and high-attention ad formats, enabling deeper engagement and stronger performance. Kidoz Privacy Shield underpins these relationships by ensuring all campaigns are delivered without reliance on personal data, supporting compliance and privacy while maintaining campaign effectiveness.

Underlying both growth engines is a structural shift within the digital advertising market. As the availability of user-level data declines and identity-based targeting becomes less effective, advertisers are increasingly reallocating budgets toward contextual approaches. Kidoz’s platform is inherently aligned with this transition, combining contextual targeting, real-time signals, and curated environments to deliver performance without dependence on personal data tracking.

At the same time, behavioral and identity-based advertising models are facing increasing limitations due to platform policies and regulatory changes around personal data tracking. This is driving demand for solutions that can deliver performance in a privacy-resilient manner, positioning Kidoz and Prado to capture a growing share of advertising budgets.

Looking forward, the Company will continue to scale its programmatic demand, expand its premium brand partnerships, and invest in its proprietary technologies, including Kite IQ and Privacy Shield, to strengthen its position within the evolving digital advertising ecosystem.

Kidoz Original Equipment Manufacturer (“OEM”)

Kidoz’s mobile products include the Kid Mode Operating System (“OS”) installed on millions of OEM tablets worldwide. The Company earns license fees based on OEM agreements dependent on the number of devices where the Kidoz Kid Mode OS is installed. This business was discontinued in fiscal 2025; the Company no longer generates revenue from these agreements as we focus more on growing the Kidoz and Prado Advertising markets.

Rooplay

The Company owns Rooplay (www.rooplay.com) the cloud-based EduGame system for kids to play multiple games to learn and play. The platform is live on the Google’s Android system and has stand-alone games available on Apple’s iOS and Google’s Android systems.

OPERATIONS

Employees

As of June 30, 2026, we had 60 employees, consultants, and independent contractors throughout the world including twenty-seven full-time employees in Canada, Israel and the United Kingdom. Since 2006 it has been, and continues to be, the Company’s objective to control its costs by retaining consultants, as needed, to provide special expertise in developing internal strategic, marketing, accounting, and technical services. None of our employees or consultants are represented by a labor union, and we believe that our relationship with our employees and consultants is good.

We are substantially dependent upon the continued services and performance of J. M. Williams, Chief Executive Officer; Eldad Ben Tora, Chief Strategy Officer, President of the Prado division & General Manager EMEA, T. H. Williams, Chief Operating Officer and T. M. Williams, Chairman. The loss of the services of these key individuals would have a material adverse effect on our business, financial condition, and results of operations. We do not carry any key man life insurance on any individuals.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

Competition

Kidoz operates within the digital advertising market. The Company focuses on delivering advertising within mobile gaming environments, which are increasingly recognized for their high levels of engagement and attention. Gaming environments offer a fundamentally different engagement model compared to traditional social and video platforms such as YouTube and Instagram. While these platforms are largely characterized by continuous scrolling and passive content consumption, mobile gaming involves active user participation, where attention is directed and sustained. This enables advertising to be delivered at defined, high-attention moments within the user experience, rather than alongside rapidly consumed content streams, resulting in deeper engagement and improved campaign effectiveness and brand outcomes

Advertisers are seeking environments that combine performance, privacy, and brand safety, particularly as the industry continues to evolve beyond reliance on user-level data. Kidoz addresses this demand by enabling advertising within curated, high-quality mobile environments, where campaigns are delivered at defined moments of user engagement rather than alongside passive content consumption.

A key differentiator of the Company is its vertically integrated technology infrastructure and direct publisher integrations. Through its SDK, Kidoz maintains direct relationships with application developers, providing control over supply quality, pricing, and ad experience. This contrasts with many participants in the programmatic ecosystem that operate as intermediaries, relying on aggregated or resold inventory with limited control over delivery and performance. As a result, intermediary-driven platforms are more exposed to pricing pressure and potential disintermediation, while Kidoz’s direct integration model supports greater consistency, resilience, and scalability.

In the broader programmatic market, Prado competes with large-scale behavioral and performance-driven networks, including platforms such as AppLovin and similar demand-side and supply-side solutions that also rely on user-level data and behavioral targeting. While these platforms offer scale and automation, they are primarily optimized for identity-based targeting models.

Prado differentiates itself through a contextual approach, delivering campaigns based on content, environment, and real-time signals rather than user-level data. This approach is increasingly aligned with industry trends as advertisers adapt to evolving privacy standards and reduced availability of deterministic user identifiers and tracking. By combining contextual intelligence with curated mobile inventory, Prado enables advertisers to achieve performance while operating within a more sustainable and privacy-resilient framework.

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2026

●	Tarrnie Williams Jr. was appointed Chief Operating Officer.
●	The Company paid its annual bonuses and incentive compensation to its employees, consultants, and independent contractors

Events Subsequent to June 30, 2026

Subsequent to the quarter ended June 30, 2026, the following events occurred:

●	200,000 options at CAD$0.66 per option expired unexercised.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary unaudited condensed interim consolidated financial information set out below has been prepared in accordance with US GAAP and is derived from the Company’s unaudited condensed interim consolidated financial statements for the period ended June 30, 2026 and the audited consolidated financial statements and accompanying notes for the years ended December 31, 2025 and can be found at www.sedar.com.

In the second quarter of 2026, the Company reclassified certain content and software development costs related to the Company’s server costs from content and software development to cost of sales and reclassified bonuses and incentive compensation from salaries, wages, consultants and benefits, selling and marketing and content and development expenses to bonuses and incentive compensation. These reclassifications had no impact on the Company’s Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Earnings and Comprehensive Income, Condensed Consolidated Statements of Stockholders’ Equity or Condensed Consolidated Statements of Cash Flow. The financial results for the three and six months ended June 30, 2025 have been recast for comparison purposes and to conform to the current period classification. The reclassification did not have any impact on the total income from operations.

Consolidated Balance Sheet Data:

	June 30, 2026	December 31, 2025
Cash	$1,328,558	$4,454,295
Total assets	8,928,468	13,173,133
Total liabilities	2,574,882	4,535,852
Total stockholders’ equity	6,353,586	8,637,281
Working capital	2,886,235	5,080,637

Cash has decreased for the quarter ended June 30, 2026, compared to cash as at December 31, 2025, due to expenses incurred during the first and second quarter of fiscal 2026. As part of Kidoz’s planned compensation program, annual performance bonuses were paid in the second quarter, reflecting the Company’s exceptional results in 2025. These awards, which are determined in advance based on the prior year’s performance, contributed to higher expenses in the quarter but are non-recurring in nature. Total assets and total liabilities have declined due to paying down of our liabilities in the quarter ended March 31, 2026 and June 30, 2026.

Total stockholders’ equity and working capital has decreased due to bonuses and expenses incurred by the Company for the quarter ended June 30, 2026.

Consolidated Cash flow data:

	June 30, 2026	June 30, 2025
Net cash used in operating activities	$(3,122,684)	$(346,020)
Net cash (used in) provided by investing activities	(3,053)	(7,690)
Net cash used in financing activities	-	-
Change in cash	(3,125,737)	(353,710)
Cash	$1,328,558	$2,426,807

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

Consolidated Statement of Operations Data for continuing operations:

	Six Months ended June 30, 2026	Six Months ended June 30, 2025	Three Months ended June 30, 2026	Three Months ended June 30, 2025

Revenue:	$6,281,576	$5,168,519	$3,334,835	$2,430,216
Cost of sales	3,607,888	2,684,203	1,916,253	1,268,244
Gross profit	2,673,688	2,484,316	1,418,582	1,161,972
Bonuses and incentive compensation	862,863	687,728	862,863	687,728
Total operating expenses	4,192,242	2,980,546	2,122,572	1,647,886
Income tax (recovery) expense	(8,510)	(72,618)	(8,510)	(2,159)
Loss after tax	$(2,372,907)	$(1,111,340)	$(1,558,343)	$(1,171,483)
Loss per share – basic and diluted	$(0.02)	$(0.01)	$(0.01)	$(0.01)

DISCUSSION OF OPERATIONS AND OPERATIONAL HIGHLIGHTS

Overall Performance for the Three months ended June 30, 2026 and 2025.

Revenue

Total revenue, net of platform fees (to Apple, and Google) and withholding taxes, for the quarter ended June 30, 2026, increased to $3,334,524, an increase of 13% from revenue of $2,946,741 for the first quarter of 2026 and an increase of 37% from revenue of $2,430,216 for the second quarter of 2025.

The increase in total revenue compared to the first quarter of fiscal 2026 and the second quarter of fiscal 2025 is the result of our initiatives to create high-performance advertising solutions in gaming apps.

Selling and marketing expenses

Selling and marketing expenses were $665,828 for the quarter ended June 30, 2026, an increase of 6% over expenses of $626,100 in the first quarter of fiscal 2026 and an increase of 50% over expenses of $444,520 in the second quarter of fiscal 2025. We made significant investment in our sales and marketing team to manage the anticipated growth in the Direct, Programmatic and Performance segments of our Ad tech business. Selling and marketing expenses consist primarily of sales staff salaries, sales commissions, benefits and publishing services.

We expect to incur increased sales and marketing expenses in selling the Ad tech advertising and to grow the Ad tech advertising revenue. There can be no assurances that these expenditures will result in increased traffic or significant additional revenue.

Software technology development

We do not capitalize our development costs. The Company expensed $895,692 in content and software development costs during the quarter ended June 30, 2026, a decrease of 4% compared to content and software development costs of $933,203 expensed during the first quarter of fiscal 2026 and an increase of 10% compared to content and software development costs of $816,152 expensed during the second quarter of fiscal 2025. The decrease compared to the first quarter of fiscal 2026, is due to lower outsourced technology development as a result of improved efficiencies as a result of AI initiatives. The increase over the second quarter of fiscal 2025, is due to the hiring of additional development staff to increase the development of our base technologies including the development of the Kidoz Shield and to make our technology more robust and scalable as we continue to grow.

The majority of our software development costs are salaries, wages, and benefits for our employees and consultants. In addition, as we have expanded our global reach, our overall server costs have increased.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

General and administrative expenses

General and administrative expenses consist primarily of premises costs for our offices, legal and professional fees, and other general corporate and office expenses. General and administrative expenses decreased to $222,382 for the quarter ended June 30, 2026, a decrease of 4% from costs of $231,539 for the first quarter of fiscal 2026 and an increase of 28% from costs of $173,297 in the second quarter of fiscal 2025. The decrease in general and administrative expenses compared to the first quarters of fiscal 2026 was primarily driven by higher travel costs incurred for a company-wide cross-departmental meeting in the first quarter of fiscal 2026 intended to improve efficiencies across the organization. The increase compared to the second quarter of fiscal 2025 is due to an increase in AI related expenses and conferences attended in the second quarter of fiscal 2026.

We expect to continue to incur general and administrative expenses to support the business, and there can be no assurances that we will be able to generate sufficient revenue to cover these expenses.

Salaries, wages, consultants, and benefits

Salaries, wages, consultants, and benefits decreased to $202,500 for the quarter ended June 30, 2026, compared to salaries, wages, consultants, and benefits of $203,471 in the first quarter of fiscal 2026 and an increase of 91% compared to salaries, wages, consultants, and benefits of $105,884 in the second quarter of fiscal 2025. This increase compared to the second quarter of fiscal 2025 is due to an increase in the rate of pay and an increase in the number of consultants.

Bonuses and incentive compensation

Bonuses and incentive compensation increased to $862,863 for the quarter ended June 30, 2026, compared with $687,728 for the second quarter of fiscal 2025. Bonuses and incentive compensation are generally paid annually during the second quarter and are primarily based on the Company’s financial and operational performance for the preceding fiscal year. The increase was primarily attributable to an increase in the number of employees eligible for incentive compensation and the timing of recognition of bonus expense. A portion of the bonuses paid in fiscal 2025 had been accrued and expensed in fiscal 2024 and, accordingly, did not impact expense in the second quarter of fiscal 2025. No comparable accrual was recorded in fiscal 2025 for bonuses paid in fiscal 2026, resulting in a greater proportion of the fiscal 2026 bonus expense being recognized in the second quarter of fiscal 2026.

Depreciation and amortization

Intangible assets are amortized using a straight-line method over three to eight years. These intangible assets include customer lists, and the software development kits (SDK) for our advertising platform. These intangible assets are as result of the acquisition of Kidoz Ltd. The amortization for the quarter ended June 30, 2026, was $42,564, compared to amortization of $42,564 in the first quarter of fiscal 2026 and the second quarter of fiscal 2025.

Equipment is depreciated using the declining balance method over the useful lives of the assets, ranging from three to five years. Depreciation and amortization increased to $3,412, during the quarter ended June 30, 2026, a decrease over costs of $3,514 during the first quarter of fiscal 2026 and costs of $3,031 in the second quarter of fiscal 2025. This decrease in depreciation and amortization compared to the first quarter of fiscal 2026 is due the write off of old equipment in the first quarter of fiscal 2026. The increase in depreciation and amortization compared to the second quarter of fiscal 2025 is due to the acquisition of equipment for our new staff.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

Stock-based compensation expense

During the quarter ended June 30, 2026, the Company incurred non-cash stock-based compensation expenses of $44,174 from the issuance of stock options granted in prior years, a decrease of 2% compared to stock-based compensation expense of $45,038 in the first quarter of fiscal 2026 and a decrease of 3% compared to stock-based compensation expense of $45,581 in the second quarter of fiscal 2025. The decreases compared with both periods were primarily attributable to the cancellation of certain unvested stock options during the quarter following the departure of employees from the Company. The options are issued to consultants and employees as per the Company’s 2015 and 2025 Stock Option Plans and are a significant component of the Companies overall compensation plan.

Net (loss) income and (loss) income per share

The net loss after taxation for the quarter ended June 30, 2026, amounted to ($1,558,343), a loss of ($0.02) per share, and a reduction compared to a net loss after taxation of ($814,564) or $0.01 per share in the frist quarter of fiscal 2026 and a reduction compared to a net loss after taxation of ($1,171,482) or $0.01 per share in the second quarter of fiscal 2025. This increase in net loss compared to the first quarter of fiscal 2026 and the second quarter of fiscal 2026 is due to an performance bonuses and increased in headcount.

Net Cash generated from Operations and Adjusted EBITDA

Due to our focus on maintaining a strong balance sheet while striving to continue our rapid growth on an annual basis and to evaluate our performance and make financial and operational decisions accordingly we pay close attention to our net cash generated from operations and our adjusted EBITDA.

Our net cash used in operations for the quarter ended June 30, 2026, was ($3,122,684) compared to cash used of ($346,020) in the prior year.

Adjusted earnings before interest; depreciation and amortization; stock awareness program; stock-based compensation and impairment of goodwill (“Adjusted EBITDA”) for the period ended June 30, 2026, amounted to ($1,483,822), a reduction compared to an Adjusted EBITDA of ($736,720) in the first quarter of fiscal 2026 and a reduction compared to an Adjusted EBITDA of ($1,088,229) in the second quarter of fiscal 2025.

Our Adjusted EBITDA is reconciled as follows:

	Six Months ended June 30, 2026	Six Months ended June 30, 2025	Three Months ended June 30, 2026	Three Months ended June 30, 2025

Loss after tax	$(2,372,907)	$(1,111,340)	$(1,558,343)	$(1,171,483)
Less :
Depreciation and amortization	92,054	90,955	45,976	45,595
Income tax (recovery) expense	(8,510)	(72,618)	(8,510)	(2,159)
Interest and other income	(20,391)	(6,238)	(7,119)	(5,764)
Stock-based compensation	89,212	89,449	44,174	45,581
Adjusted EBITDA	$(2,220,542)	$(1,009,792)	$(1,483,822)	$(1,088,229)

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation, and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in this Annual Report, including our consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

SUMMARY OF QUARTERLY RESULTS

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements.

		Three Months Ended
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$3,334,835	$2,946,741	$9,598,132	$3,666,521

Cost of sales	2,322,532	1,691,635	5,655,247	2,080,214
Gross profit	1,021,303	1,255,106	3,942,886	1,586,307

Operating expenses and other income / (expenses)	(1,621,181)	(2,088,526)	(2,016,124)	(1,702,357)
Bonuses and incentive compensation	(862,863)	-	-	-
Provision for doubtful receivables	(65,604)	53	(86,862)	(16,949)
Stock awareness program	16,468	64,881	-	-
Depreciation and amortization	(45,976)	(46,078)	(46,326)	(45,667)
(Loss) Income before income taxes	(1,566,853)	(814,564)	1,793,573	(178,666)

Income tax recovery (expense)	8,510	-	(47,705)	955
(Loss) Income after tax	$(1,558,343)	(814,564)	1,745,868	(177,711)

Basic and diluted (loss) income per share	$(0.01)	$(0.01)	$0.01	$(0.00)

Weighted average common shares, basic	131,304,499	131,304,499	131,304,499	131,304,499
Weighted average common shares, diluted	131,304,499	131,304,499	131,304,499	131,304,499

		Three Months Ended
	June 30, 2025	March 31, 2025	December 31, 2024	September 30 2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$2,430,216	$2,738,303	$7,444,505	$2,287,776

Cost of sales	1,268,244	1,415,959	3,449,433	1,223,238
Gross profit	1,161,972	1,322,344	3,995,072	1,064,538

Operating expenses and other income / (expenses)	(1,602,290)	(1,287,301)	(1,811,059)	(1,425,509)
Bonuses and incentive compensation	(687,728)	-	-	-
Provision for doubtful receivables	-	-	(114,480)	-
Depreciation and amortization	(45,595)	(45,360)	(45,377)	(45,313)
Income (Loss) before income taxes	(1,173,641)	(10,317)	2,024,156	(406,284)

Income tax recovery (expense)	2,159	70,459	(159,499)	-
Income (Loss) after tax	$(1,171,482)	60,142	1,864,657	(406,284)

Basic and diluted Income (loss) per share	$(0.01)	$(0.01)	$0.01	$(0.00)

Weighted average common shares, basic	131,304,499	131,304,499	131,304,499	131,304,499
Weighted average common shares, diluted	131,304,499	131,304,499	131,304,499	131,304,499

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

LIQUIDITY AND CAPITAL RESOURCES

The Company generates cash from operations.

The Company believes it has sufficient cash resources to meet its current growth and development objectives. Although the Company has relied on revenue generated through its business, external funding may be required to continue growing the existing business and scaling operations. There can be no assurance that adequate funding will be available in the future, or under terms that are favorable to the Company.

We had cash of $1,328,558 and working capital of $2,886,235 as at June 30, 2026. This compares to cash of $4,454,295 and working capital of $5,080,637 as at December 31, 2025.

During the six months ended June 30, 2025, we used cash of ($3,122,684) in operating activities compared to using cash of ($346,020) in the prior year.

During the six months ended June 30, 2026, we used cash in investing activities of ($3,053) compared to cash used investing activities of ($7,690) in the same period in the prior year.

Net cash used in financing activities was $nil in the six months ended June 30, 2026. This compares to cash used in financing activities of ($nil) in the same period in the prior year.

Our future capital requirements will depend on several factors, including costs associated with the further development of the Ad tech advertising business, the cost of marketing and customer acquisition costs, the development of new products, the acquisition of new companies and the success of our overall business.

SHARE CAPITAL

Outstanding share data

The Company is authorized to issue unlimited number of common shares without par value.

As at the date of this MD&A, the Company had the following issued and outstanding:

●	131,304,499 common shares
●	8,427,083 share purchase options with an approximate weighted average exercise price of $0.22. Each stock option is exercisable to purchase one common share of the Company at prices ranging from CAD$0.20 to CAD$0.50.
●	nil RSU’s, nil PSU’s and nil DSU’s.

Common shares

As at June 30, 2026, there were 131,304,499 (December 31, 2025 – 131,304,499) common shares outstanding.

No shares were issued or acquired during the period ended June 30, 2026.

Stock Options

In 2015, the shareholders approved the 2015 Rolling Stock Option plan. Under the 2015 plan we have reserved 10% of the number of Shares of the Company issued and outstanding as of each Award Date.

During the year ended December 31, 2024, a new 10% “rolling” stock option plan (the “2024 Stock Option Plan”) that complies with the updated TSX Policy 4.4 was approved by the TSX-V, the Board of Directors and the Company’s shareholders. The 2024 Stock Option Plan will replace 2015 Stock Option Plan. Options granted under the 2015 Stock Option Plan will continue to be governed by the 2015 Stock Option Plan. The 2015 Stock Option plan will continue to exist until the stock options granted under the 2015 Stock Option are exercised, cancelled or expire. All new stock option grants will be made under the 2024 Stock Option Plan.

Pursuant to this plan we have 8,627,083 stock purchase options (December 31 2025 - 10,477,683) outstanding at June 30, 2026.

During the quarter ended June 30, 2026, there were nil options granted (June 30, 2025 – nil), nil (June 30, 2025 – nil) options exercised, 1,006,000 options at CAD$1.02 (US$081) expired unexercised (June 30, 2025 - 1,930,400) and 55,000 (June 30, 2025 – nil) options cancelled.

During the year ended December 31, 2025, 2,158,333 options were granted to directors, employees and consultants with an exercise price of CAD$0.25 ($0.18) where 2% vests per month. 1,056,250 options of these options were granted to directors and officers of the Company.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

The Equity Awards Plan:

During the quarter ended March 31, 2025 the Company initiated The Equity Awards Plan to complement the 2024 Stock Option Plan as an integral part of the Companies overall compensation plan.

The Equity Awards Plan is a fixed 10% plan under which the Company may issue such number of security-based compensation (other than options) up to 10% of the issued and outstanding shares as of the date the Equity Awards Plan is implemented.

The plan is subject to the following limits (in addition to the 10% fixed cap) for so long as the Shares are listed and posted for trading on the TSXV: (i) not more than two (2%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be granted to any one Consultant in any 12 month period; (ii) unless the Company has obtained Disinterested Shareholder Approval, not more than five (5%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be issued to any one Person in any 12 month period; (iii) Investor Relations Service Providers shall not be eligible to receive any Awards; (iv) the aggregate number of Shares issuable to Insiders at any time under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Shares; (v) the aggregate number of Shares issuable to Insiders within any one (1) year period under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Share.

The Equity Awards Plan has been approved by the Toronto Venture Stock Exchange (“TSXV”) and the Company’s Shareholders at the 2025 Annual General Shareholder meeting. No grants were made in the quarter ended June 30, 2026.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material adverse effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

COMMITMENTS

The Company leases office facilities in Netanya, Israel. This office facility is leased under operating lease agreements.

During the period ended March 31, 2024, the lease on the Vancouver office expired and was not renewed. Our Canadian staff continue to work on a virtual basis. The minimum lease payments under these leases are approximately as follows:

2026	$11,474

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman	$220,437
-	Jason Williams	CEO	$231,498
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	$220,488
Farcast Operations Inc.	T. H. Williams	COO	CAD$314,800

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

RELATED PARTY TRANSACTIONS

As at and for the period ended June 30, 2026, the Company has the following related party transactions:

	Six Months ended June 30, 2026	Six Months ended June 30, 2025	Three Months ended June 30, 2026	Three Months ended June 30, 2025

Bonuses and incentive compensation	307,587	466,680	307,587	466,680
Directors fees	$4,077	$5,051	$2,066	$1,556
Salaries, wages, consultants and benefits	326,285	205,723	152,272	99,574
Selling and marketing	93,195	135,040	52,331	53,944
Stock-based compensation	37,205	34,333	18,424	17,381
Software technology development	196,402	146,223	104,106	103,576
Closing balance for the period	$964,751	$993,050	$636,786	$742,711

The Company has liabilities of $93,059 (December 31, 2025 - $81,840) as at June 30, 2026, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

No options were granted during the quarter ended June 30, 2026.

The related party transactions are in the normal course of operations and were executed at the currency exchange amount, which is the amount of consideration established and agreed to by the related parties.

ACCOUNTING POLICY CHANGES, CRITICAL ESTIMATES, JUDGMENTS AND ASSUMPTIONS

The information provided in this MD&A, including the consolidated financial statements, is the responsibility of management. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. There is a full disclosure and description of the Company’s critical accounting policies, estimates, judgments, assumptions in the Condensed Interim Consolidated Financial Statements as at June 30, 2026 in notes 1 and 2.

Significant areas requiring the use of estimates include the collectability of accounts receivable, the valuation of stock-based compensation, the valuation of deferred tax assets and liabilities, and the useful lives of intangible assets. Actual results may differ significantly from these estimates.

The following discussion of critical accounting policies is intended to supplement the Summary of Significant Accounting Policies presented as Note 2 to our audited consolidated financial statements presented elsewhere in this report. Note 2 summarizes the accounting policies and methods used in the preparation of our consolidated financial statements.

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and require the most subjective judgment:

- Revenue recognition;

- Software technology development;

- Impairment of long-lived assets;

- Goodwill

These policies were selected because they require the more significant judgments and estimates in the preparation and presentation of our financial statements. On an ongoing basis, management evaluates these judgments and estimates, including whether there are any uncertainties as to compliance with the revenue recognition criteria described below, and recoverability of long-lived assets, as well as the assessment as to whether there are contingent assets and liabilities that should be recognized or disclosed for the consolidated financial statements to fairly present the information required to be set forth therein. We base our estimates on historical experience, as well as other events and assumptions that are believed to be reasonable at the time. Actual results could differ from these estimates under different conditions.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

NEW ACCOUNTING PRONOUCEMENTS AND CHANGES IN ACCOUNTING POLICIES

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The new standard requires entities to disclose additional information about certain expenses, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, as well as selling expenses included in commonly presented expense captions on the income statement. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Companies have the option to apply this guidance either on a retrospective or prospective basis, and early adoption is permitted. The company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use amendments remove references to prescriptive software development stages and clarify that Software, to simplify and modernize the accounting for internal-use software costs. The capitalization of eligible software development costs begins when management authorizes and commits to funding the project and it is probable the project will be completed, and the software will be used as intended. The amendments in this update are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual periods. Early adoption is permitted, and the guidance may be applied prospectively, retrospectively, or using a modified approach for in-process projects. The Company is evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the applicability of the interim reporting guidance, the types of interim reporting, and the form and content of interim financial statements in accordance with U.S. GAAP. Per the FASB, the amendment does not intend to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements but rather provide clarity and improve navigability of the existing interim reporting requirements. The amendments will be effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

The Company has evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the filing date of these consolidated financial statements and does not believe the future adoption of any such pronouncements will have a material impact on its consolidated financial statements.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company is exposed to various financial risks resulting from both its operations. The Company does not enter into financial instrument agreements including derivative financial instruments for speculative purposes. The fair values of the Company’s financial instruments approximate the carrying values, due to their short terms to maturity or attached market rates of interest. The Company is exposed to various risks related to its financial instruments as follows:

(i)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s net income and the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(ii)	Foreign exchange risk

The Company has exposure to foreign exchange risk which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company has not entered into foreign exchange purchase contracts to manage its foreign exchange risk, because, in management’s view, the cost of setting up the contracts is in excess of the risks associated with a sudden change in the exchange rates. Management continually monitors the exchange rates and will enter into risk prevention measures when warranted. The Company is also exposed to foreign exchange risk on its cash, accounts receivable and accounts payable balances that are mostly denominated in U.S. dollars and Euros, whereas our employment and consulting costs are mostly denominated in Israeli Shekels, British Pounds, Canadian Dollars, and US Dollars.

(iii)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is subject to credit risk with respect to cash and accounts receivable. The Company’s maximum exposure to credit risk at the end of the reporting period is the carrying value of these assets. Credit risk is managed through a credit approval process and monitoring procedures, and there are no expected credit losses.

All cash balances are held at a major banking institutions in Israel, United Kingdom and Canada and management believes the risk of loss to be remote.

(iv)	Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Company’s liquidity needs can be met through a variety of sources. The Company generates cash from operations, and in the past by issuances of common shares. The Company manages liquidity risk by maintaining sufficient cash balances to meet liabilities when due and by continuously monitoring actual and forecast cash flows.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

RISKS AND UNCERTAINTIES

The Company’s business is subject to numerous risks and uncertainties, including those described elsewhere in this MD&A, as well as general economic and market risks. The following discussion describes material risks and uncertainties that the Company has identified that may affect the Company’s results of operations and financial condition.

Risks Related to the Business

●	Regulations - The Company operates in a highly regulated market with a Children’s Online Privacy Protection Rule (“COPPA”) & General Data Protection Regulation (“GDPR”). There is the risk that the regulations restrict the Company operations. The Company serves compliant contextual mobile advertising network that safely reaches hundreds of million kids, teens, and families every month.

●	Reliant on Google and Apple - The Company is heavily reliant on Google and Apple, on whose platform the games where we advertise are hosted. The Company has been Google certified and has been approved by Apple.

●	Expanding Company - the Company is a growing and expanding company. The Company’s revenues may be materially affected by the decisions of its management and/or customers, and due to a variety of other factors, many of which may be beyond the Company’s control. This may lead to expenses exceeding estimates or be incurred in the expectation of sales that do not occur or that occur later than expected. Management expects expenses to increase, especially hiring of additional staff to support its growth and expansion. Fluctuating results could cause unanticipated quarterly losses and cause the Company’s performance to fall below the expectations of investors, which could adversely affect the price of the common shares. The following will cause fluctuating results:

○	Changes in demand for Kidoz Platform
○	Changes in the Company’s customer base, additions and losses of customers
○	Changes in advertising budgets of our customers
○	Changes in the availability of advertising inventory or in the cost of reaching customers through digital advertising.
○	Disruptions or outages on the Kidoz platform.
○	New technology or offering by the Kidoz competitors.
○	Timing differences between our payments for advertising inventory and our collection of advertising revenue.
○	Shifting views and behaviors of consumers concerning use of data.

Based upon the factors above and others beyond the Company’s control, Kidoz forecasts future revenue, costs and expenses, and continually reviews these forecasts. As a result, its operating results may, from time to time, fall below estimates or the expectations of securities analysts and investors.

●	Managing growth - The Company has expanded rapidly over the last few years. The continued rapid growth of the Company may strain management, financial, technical, and other resources. The Company must expand its sales, marketing, technology, and operational staff and expand its controls. If Kidoz continues its rapid growth, it will incur additional expenses, and its growth may continue to place a strain on resources, infrastructure, and ability to maintain the quality of its offering. Accordingly, the Company may not be able to effectively manage and coordinate growth so as to achieve or maximize future profitability.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

●	Reliance on Key Customers - The Company is reliant on a relatively few customers and sales houses. The loss of a significant customer could harm the Company’s business and severely impact the future financial success of the Company. The Company is continually looking for new customers and sales houses around the world to partner with.

●	Retaining and attracting customers - The Company, to continue to grow, must attract new customers and encourage existing advertisers to purchase additional offerings. Our competitors may introduce lower costs or differentiated products or services that compete with our current offering on price or technology and therefore impacting our sales. The Company has hired additional sales staff and is continually developing its technology.

●	No long-term customer commitments - The Company does not have any long term commitments by its customers beyond the current insertion order, which can be cancelled prior to the campaign conclusion without any penalty. Therefore, the Company success is dependent on offering the best service and maintaining good customer relations. The Company allocates customer service personnel to manage the customer relationship.

●	Reliance on third parties - the Company is reliant on third parties to operate. These third parties include cloud-based servers located around the world, external sales houses, outsourced technology developers, advertising exchanges and other strategic partners. If these third parties fail to perform as agreed could negatively affect our operations.

●	Personnel - The loss of any member of the Company’s management team, could have a material adverse effect on its business and results of operations. The Company relies on its engineering staff to develop its technology; operations staff to manage and operate the campaigns, its sales teams to attract and retain key customers and its finance department staff to properly manage and maintain the financial records and reporting thereof. The inability to hire, or the increased costs of new personnel, or the cost to maintain existing personnel could have a material adverse effect on the Company’s business and operating results. There is intense competition for capable personnel in all of these areas, and the Company may not be successful in attracting, training, integrating, motivating, or retaining new personnel, vendors, or subcontractors for these required functions. The growth of the Company is dependent on hiring additional personnel so there is additional costs in training these new personnel.

●	Children advertising - The Company is dependent on advertising to children so therefore is affected by changes to this business segment. The Company is expanding into advertising to teens and families and to be less reliant on advertising to children.

●	Market conditions - The economic uncertainty in the market has made and continues to make it difficult for the Company to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. The Company’s business depends on the overall demand for advertising and on the economic health of its customers. Economic downturns or unstable market conditions may cause the Company’s customers to decrease their advertising budgets, which could reduce usage of the Company’s platform and adversely affect its business, operating results, and financial condition.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

●	Inappropriate advertisement - This is the risk that the Company serves an inappropriate advertisement on behalf of its customers. To mitigate this risk all adverts are human reviewed before the campaign commences.

●	Cybersecurity - Cybersecurity attacks, including breaches, computer malware and computer hacking have become more prevalent recent years across all businesses. Any cybersecurity breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, or the inadvertent transmission of computer viruses could adversely affect the business, financial condition, results of operations or reputation of the Company. The Company believes that it is taken reasonable steps to protect the security, integrity and confidentiality of the information collected, used, stored and disclosed, but there is no guarantee that in the future inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized data access or use will not occur despite its efforts in the past and in the future.

●	Technology - The Company’s future success is dependent on its ability to continue to develop and expand its products and technologies and to address the needs of its customers. The Company operates in an industry that is characterized by rapid technological change, frequent new product and service introductions and enhancements, uncertain product life cycles, changes in customer requirements, and evolving industry standards. The introduction of new products and new technologies, the emergence of new industry standards, or improvements to existing technologies could render the Company’s platform obsolete or relatively less competitive.

●	Outages - In addition, the Company operates 24/7 business so if outages were to occur it is critical for the technology to be restored in a timely manner. Any delay in restoring the systems will have a negative effect on its business, operating results and financial condition.

●	Cloud based servers - The Company’s products and services involve storage using a third-party cloud-based hosting service. Any damage to, or failure of, the hosting service’s systems generally could result in interruptions in the use of the Company’s platform. Such interruptions may reduce the Company’s revenue, and adversely the Company’s ability to attract new customers. The Company’s business will also be harmed if its customers and potential customers believe its products or services are unreliable.

●	Incorrect advertising – The Company is developing a teens and family platform under its Prado brand. Therefore, there is the risk that an inappropriate advertisement is served to children, which could result in fines to the Company and have a negative effect on its business, operating results, and financial condition. The Company has put in internal controls that ensure no non children advertisement is served to children.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

Financial and Accounting Risks

●	Additional financing - There can be no certainty that the Company’s financial resources and revenue from sales will be sufficient for its future needs. The Company may need to incur significant expenses for growth, operations, research and development, as well as sales and marketing and other unforeseen costs. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. It may be difficult or impossible for the Company to obtain debt financing or equity financing on commercially acceptable terms. In addition, the issuance of common shares for an equity financing may have a negative effect on the existing shareholders of the Company such as dilution or negative sentiments in the market to the equity financing.

●	Growth – Kidoz anticipates continued growth that could require substantial financial and other resources to, among other things: (a) expand and develop product offerings; (b) improve technological infrastructure, including investing in its technology (c) cover general and administrative expenses, including legal, accounting and other expenses; (d) cover sales and marketing expenses, including a significant expansion of the Company’s direct sales organization. Investment in these, however, may not yield anticipated returns. Consequently, as costs increase, the Company may not be able to generate sufficient revenue to achieve or sustain profitability.

●	Payment risks – If our customers do not pay, or dispute their invoices, then the business, operating results and financial condition may be adversely affected. In addition, if our customers do not pay in a timely manner will our operating results and financial condition may be adversely affected.

●	Internal Controls - A failure to maintain an effective system of internal control over financial reporting could harm the Company’s financial performance, its ability to raise capital and its continued listing on the TSX Venture Exchange. In addition, the Company is a small company so has limited segregation of duties. The Company is therefore reliant on the critical personnel and an increase in the risk of the failure of internal controls.

●	Changes to GAAP – The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). There is a risk that changes to US GAAP will negatively affect the Company in terms of results and could become more difficult, time-consuming or costly and increase demand on the Company’s systems and resources to comply with this change.

Industry Risk

●	Competition – the advertising business is a highly competitive business. The Company offers niche advertising in a highly regulated business. However, there are few barriers to existing large advertising companies entering the market. Our existing customers could develop their own in-house solutions and therefore no longer advertise with us.

●	Ad blockers – Consumers may load ad blocking software. This will affect our ability to serve advertisements and will therefore reduce our revenue.

●	Failure to access advertising inventory – We must maintain a consistent supply of ad inventory. Our success depends on our ability to secure inventory on reasonable terms in multiple locations. The amount, quality, and cost of inventory available to the Company can change at any time. If our relationships with any of our significant suppliers were to cease, or if the material terms of these relationships were to change unfavourably, our business would be negatively impacted.

●	Fraud – The Company operates as a technology and services provider in a dynamic ecosystem where fraud exists. Typical forms of fraud include robotic traffic, where robots mimic the behaviour of users in order to inflate the number of impressions, clicks, post clicks actions or other metrics associated with the ad. The Company reviews all ads and monitors the impression serving with our suppliers.

●	Catastrophic events – We maintain cloud-based servers around the world, that deliver advertising campaigns for our advertisers. Any of its existing and future facilities may be harmed or rendered inoperable by attack or security intrusion by a computer hacker, natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, war, acts of terrorism or other criminal activities, infectious disease outbreaks and power outages, any of which may render it difficult or impossible for the Company to operate its business for some period of time. The Company maintains backup and disaster recovery plans to get back up and running as fast as possible.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Six Months ended June 30, 2026 and 2025

●	Economic, Political and Market Conditions – Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. Economic downturns, including a recession, or instability in political or market conditions may cause current or new advertisers to reduce their advertising budgets. These conditions are impacted by events outside of the Company’s control, such as the Iran war affecting world oil prices and the COVID-19 pandemic, may have a long-term impact on the global economy. Adverse economic conditions and general uncertainty about continued economic recovery are likely to affect the Company’s business prospects. This uncertainty may cause general business conditions to deteriorate or become volatile, which could cause advertisers to delay, decrease or cancel campaigns, and expose the Company to increased credit risk on advertiser orders, which, in turn, could negatively impact its business, financial condition and results of operations. In addition, continued geopolitical turmoil in many parts of the world, especially in the Middle East have and may continue to put pressure on global economic conditions, which could lead to reduced spending on advertising. The Company maintains an office with several staff in Israel which could become inoperative due to the current war in Israel. The Company maintains backup and disaster recovery plans to get back up and running as fast as possible should problems occur.

Risks Related to the Common Shares and Corporate and Securities Law

●	Market for common shares – The shares of the Company are illiquid. The Company has made efforts to improve the exposure of the Company through its stock awareness program and create a more active market for its shares. There are no assurances that our Stock Awareness campaigns will be effective to create a liquid market.

●	Volatility in the market - Technology stocks have historically experienced high levels of volatility and we cannot predict the prices at which our common shares will trade. Fluctuations in the market price of our common shares could cause an investor to lose all or part of their investment in our common shares. These fluctuations in the market price and volatility of our common shares can be caused by factors outside the control of the Company such the following:

○	The volatility in the market price and trading volume of technology companies in general especially large companies in the digital advertising industry (e.g. Google and Meta);
○	Changes in regulatory developments in Canada and the United States;
○	General economic conditions and trends, including global financial markets, global economies and general market conditions, such as interest rates;
○	Major catastrophic events (e.g. the war in the Middle East and Ukraine);
○	Unexpected market reactions to the Company announcements;
○	Trade wars and trade tariffs.

As a result, share prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In general, in the past, shareholders have filed securities class action litigation following periods of market volatility. If Kidoz were to become involved in securities litigation, it could subject it to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

●	Public Company implications – The Company is listed on the Toronto Venture Stock Exchange and is therefore subject to its listing requirements. Compliance with these rules and regulations could become more difficult, time-consuming, or costly and increase demand on the Company’s systems and resources.

ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to Kidoz Inc. are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR+”), which can be accessed at www.sedarplus.com and the Company’s website at http://investor.kidoz.net.

In addition, we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We file our reports with the Securities and Exchange Commission electronically through the Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding companies that file electronically with the Securities and Exchange Commission through EDGAR. The address of this Internet site is http://www.sec.gov.

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